RECEIVED

2007 JUN -5 A 8:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
United States

Attn: Ms Susan Min
Tel: +1 202 551 6551

07024050

SUPPL

Randers, 29 May 2007

Dear Ladies and Gentlemen,

Vestas Wind Systems A/S - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Enclosed you will find information being furnished on behalf of Vestas Wind Systems A/S in satisfaction of the ongoing requirements of its exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (exemption number 82-34884).

- Stock exchange announcement No. 23/2007 of 25 May 2007
  "Status on lightning protection patent dispute with Enercon GmbH, Aloys Wobben"

If you have any question please do not hesitate to contact Ms. Hanne Halse, Vice President, Legal & Risk Management (tel.: +45 9730 0000).

Yours sincerely
Vestas Wind Systems A/S

Pia Guldbæk Brøns
Communication & IR

PROCESSED
JUN 08 2007
THOMSON
FINANCIAL

dlw 6/5

Vestas

RECEIVED

2007 JUN -5 A 8:43

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen

Randers, 25 May 2007
Stock exchange announcement No. 23/2007

Status on lightning protection patent dispute with Enercon GmbH, Aloys Wobben

In stock exchange announcements Nos. 27/2005 of 19 August 2005, 30/2005 of 16 September 2005, 39/2005 of 22 November 2005, 22/2006 of 5 April 2006, 12/2007 of 2 April 2007 and 15/2007 of 12 April 2007, Vestas Wind Systems A/S has informed of various patent disputes with Mr Aloys Wobben/Enercon GmbH.

In the case trying validity of Aloys Wobben's patent on lightning protection, Vestas Wind Systems A/S has prevailed in three instances as the German Federal Supreme Court has now rejected the appeal. This implies that the parallel infringement proceedings regarding this patent will also be rejected or withdrawn.

For the time being, there are no further comments to the case.

Any questions may be addressed to Ditlev Engel, President and CEO at Vestas Wind Systems A/S, or to Peter Wenzel Kruse, Vice President of Communication & IR at Vestas Wind Systems A/S, telephone +45 9730 0000.

Yours sincerely,
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

END

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. No.: 2100 · Account No.: DKK 0651 117097 - EUR 5005 677997
Company reg. No.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S